Issuer Free Writing Prospectus

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-203862

$750,000,000

SALLY HOLDINGS LLC

SALLY CAPITAL INC.

5.625% SENIOR NOTES DUE 2025

PRICING TERM SHEET
November 18, 2015

Issuers:	Sally Holdings LLC and Sally Capital Inc.

Title of Securities:	5.625% Senior Notes due 2025

Principal Amount:	$750,000,000

Gross Proceeds:	$750,000,000

Final Maturity Date:	December 1, 2025

Issue Price:	100%

Coupon:	5.625%

Yield:	5.625%

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	June 1, 2016

Interest Record Dates:	May 15 and November 15

Optional Redemption:

The notes will be redeemable, at the Company’s option, in whole or in part, at any time on or after December 1, 2020 at the redemption prices set forth below plus accrued and unpaid interest, if any, if redeemed during the twelve-month period commencing on December 1 of the years set forth below:

	2020	102.813%
	2021	101.875%
	2022	100.938%
	2023 and thereafter	100.000%

In addition, the Company at its option may redeem up to 35% of the aggregate principal amount of the notes prior to December 1, 2018, with the net proceeds from certain equity offerings at a redemption price of 105.625%, plus accrued and unpaid interest.

The notes may also be redeemed or purchased (by the Company or any other person), in whole or in part, at the Company’s option, at any time prior to December 1, 2020 at a price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium and accrued and unpaid interest.

Joint Book-Running	Merrill Lynch, Pierce, Fenner & Smith
Managers:	Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBC Capital Markets, LLC

Trade Date:	November 18, 2015

Settlement Date:	December 3, 2015 (T+10)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC registered

CUSIP and ISIN Numbers:	CUSIP: 79546V AL0
ISIN: US79546VAL09

Other information (including financial information) is deemed to have changed to the extent affected by the changes described above.

The issuers have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuers and Sally Beauty Holdings, Inc. have filed with the SEC for more complete information about the issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or email dg.prospectusrequests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.